November 25, 2009

By EDGAR Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

Attn: H. Christopher Owings

Re:	LivePerson, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 13, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 30, 2009
Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
Filed May 11, 2009 and August 7, 2009
File No. 000-30141

Dear Mr. Owings:

On behalf of LivePerson, Inc. (the “Company”), we respectfully provide the following responses to comments contained in the letter dated October 28, 2009 (the “Letter”) from H. Christopher Owings of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Robert P. LoCascio, the Company’s Chairman and Chief Executive Officer.  The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.  The responses are keyed to the numbering of the comments and the headings used in the Letter.  Except where noted otherwise, the Company intends to comply with the comments in all future filings.

Securities and Exchange Commission
November 25, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008

Governmental Regulation, page 8

1.	We note your response to comment one from our letter dated September 21, 2009. Please discuss the effect of existing governmental regulations on your business.

Response:           In future filings, the Company intends to include disclosure substantially similar to what is included below.

“We, and our customers, are subject to a number of foreign and domestic laws and regulations that apply to the conduct of business on the Internet such as, but not limited to, laws and regulations relating to user privacy, data privacy, content, advertising, information security and intellectual property rights.  We post on our web site our privacy policies and practices concerning the use and disclosure of user data, and we observe data security protocols and other business practices to comply with applicable laws.  Interpretation of user privacy and data protection laws, and their application to the Internet in the U.S. and foreign jurisdictions is ongoing.  There is a risk that these laws may be interpreted and applied differently in any given jurisdiction in a manner that is not consistent with our current practices, which could cause us to incur substantial costs and otherwise negatively impact our business.

Various U.S. and foreign jurisdictions impose laws regarding the collection of data.  Some U.S. states have enacted legislation designed to protect consumers’ privacy by prohibiting the distribution of “spyware” over the Internet. Such legislation typically focuses on restricting the proliferation of software that, when installed on an end user’s computer, is used to intentionally and deceptively take control of the end user’s machine. We do not believe that the data monitoring methods employed by our technology constitute “spyware” or that our data monitoring methods are prohibited by applicable laws.   If the scope of this type of legislation were changed to include Web analytics, such legislation could be deemed to apply to the technology we use and could potentially restrict our ability to conduct our business.

Domestic and foreign governments are also considering restricting the collection and use of Internet visitor data generally.  Some jurisdictions are considering whether the collection of even anonymous data may invade the privacy of Web site visitors. If laws that limit data collection practices are enacted, we and/or our customers may be required to obtain the express consent of web visitors in order for our technology to perform certain of its basic functions that are based on collection of data.  Requirements that a website must first obtain consent from its Web visitors before using our technology could reduce the amount and value of the services we provide to customers, which might impede sales and/or cause some existing customers to discontinue using our services. We could also need to expend considerable effort and resources to develop new product features and/or procedures to comply with any such legal requirements.

Securities and Exchange Commission
November 25, 2009

Businesses using our products may collect personal information from their web users when those web users contact them with inquiries.  Federal, state and foreign government bodies and agencies, however, have adopted and are considering adopting laws and regulations regarding the collection, use and disclosure of personal information obtained from consumers.  When required, we use a variety of data security procedures and practices such as encryption and masking algorithms to comply with applicable regulations, and encourage our customers to do the same.  Changes to applicable laws and or interpretation thereof could significantly increase the economic burden to us of such compliance, and could negatively impact our business.  European Union members have imposed restrictions on the collection and use of data that are far more stringent, and impose more substantial burdens on subject businesses than current privacy standards in the United States. All of these domestic and international legislative and regulatory initiatives have the potential to adversely affect our clients’ ability to use our products.

The Digital Millennium Copyright Act has provisions that limit, but do not necessarily eliminate, our liability for third-party content delivered through our website and products.  In the U.S., laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested and could change. Certain foreign jurisdictions are also testing the liability of providers of online services for activities of their users and other third parties. While providers of online services currently are generally not held liable for activities of their third party users, changes in applicable laws imposing liability on providers of online services for activities of their users and other third parties could harm our business.

Securities and Exchange Commission
November 25, 2009

Item 7a. Quantitative and Qualitative Disclosures About Market Risk, page 36

2.
We note your response to comment five from our letter dated September 21, 2009.  In your response you state that you have not entered into any "formal hedging programs." Please tell us what you mean by "formal hedging programs" in this instance. Also, if you have any hedging strategies, formally or informally, please discuss those strategies.

Response:           In future filings, the Company intends to include disclosure substantially similar to what is included below.

“Currency Rate Fluctuations

As a result of the expanding scope of our Israeli operations, our currency rate fluctuation risk associated with the exchange rate movement of the U.S. dollar against the New Israeli Shekel (“NIS”) has increased. During the year ended December 31, 2008, the depreciation of the U.S. dollar against the NIS had an unfavorable impact on our results of operations and financial condition as compared to prior periods because the U.S. dollar cost of expenses incurred in NIS increased. During the nine months ended September 30, 2009, the U.S. dollar appreciated against the NIS to levels more consistent with the recent historical average which had a positive impact on our results of operations and financial conditions as compared to 2008. During the nine month period ended September 30, 2009, expenses generated by our Israeli operations, which are primarily incurred in NIS, totaled $17.1 million. We do not currently hedge our foreign currency risk exposure. We monitor the movement of the U.S. dollar against the NIS and U.K. pound and have considered and expect to consider in the future, the use of financial instruments, including but not limited to derivative financial instruments, which could mitigate such risk. The functional currency of our wholly-owned Israeli subsidiaries, LivePerson Ltd. (formerly HumanClick Ltd.) and Kasamba Ltd., is the U.S. dollar and the functional currency of our operations in the United Kingdom is the U.K. pound.”

Securities and Exchange Commission
November 25, 2009

Definitive Proxy Statement on Schedule 14A

Compensation Objectives and Strategies, page 12

3.
We note your response to comments eight and eleven from our letter dated September 21, 2009. We note that you consider individual performance in making your various compensation discussions. Please describe what factors you consider when assessing each named officer's individual performance for purposes of compensation decisions.

Response:           The Company would like to modify its prior response to this question to clarify exactly what the factors are that are considered in determining the equity incentives granted to certain of its executive officers.  In connection with that, the Company intends to modify slightly its prior response, as illustrated by the blacklining marks showing deletions and additions to the additional disclosure the Company intends to include in its future filings, for the purpose of clarifying its prior response.

“Chief Executive Officer and President/Chief Financial Officer.  On an annual basis, the salary of our Chief Executive Officer and President/Chief Financial Officer is reviewed by the Compensation Committee.  Adjustments, if any, are made based on peer group data, the officer’s historical salary level, the Company’s performance in the previous year as compared to the financial plan and strategic achievements, such as but not limited to new product introductions, new markets and/or acquisitions, accomplished during the previous year.  Each officer’s annual incentive compensation is determined based on peer group data as well as the Company’s performance against objectives, in particular related to revenue, EBITDA per share, employee compensation cost as compared to revenue, and Company strategic achievements accomplished.  Each one of these metrics contributes to the calculation of the bonus amount, which can then be adjusted up or down by the Compensation Committee in its discretion.  Each officer’s incentive equity is determined based on peer group data, historical equity grants (including the amount, exercise prices and vesting status of previous grants), existing common stock holdings, strategic achievements and the Company’s performance in the previous year as compared to the financial plan.  The actual amount of incentive equity granted is determined by the Compensation Committee in its discretion.

Executive Vice President of Marketing, Executive Vice President and GM Technology Operations.  Each year the salary of our Executive Vice President, Marketing and Executive Vice President, GM, Technology Operations is determined by the Chief Executive Officer and President/Chief Financial Officer based on peer group data and the officer’s historical salary levels.  While the size of the bonus pool for all executives is based on the Company’s profits as compared to the financial plan, as discussed under “—Role of the Compensation Committee and Executive Officers in Determining Executive Compensation,” the Chief Executive Officer and President/Chief Financial Officer recommend the actual bonus amounts for each officer based on the officer’s performance as compared to stated objectives.  Each officer’s incentive equity is determined based on peer group data, historical equity grants (including the amount, exercise prices and vesting status of previous grants) and the Company’s performance in the areas under the general direction of each respective officer  in the previous year as compared to the financial and operating plan.  The actual amount of incentive equity granted is recommended by the Chief Executive Officer and President/Chief Financial Officer in their discretion, and approved by the Compensation Committee in its discretion.

Securities and Exchange Commission
November 25, 2009

Senior Vice President of Enterprise Sales and Services.  Each year the salary of our Senior Vice President, Enterprise Sales and Services is determined by the Chief Executive Officer and President/Chief Financial Officer based on peer group data and the officer’s historical salary levels.  The officer’s annual incentive compensation is calculated based on the Company’s revenue growth and profit, with most of the weighting on revenue growth.  The officer’s incentive equity is determined based on peer group data, historical equity grants (including the amount, exercise prices and vesting status of previous grants) and the Company’s performance in the previous year as compared to the financial and operating plan, particularly in those areas under the general direction of the officer .  The actual amount of incentive equity granted is recommended by the Chief Executive Officer and President/Chief Financial Officer in their discretion, and approved by the Compensation Committee in its discretion.”

Annual Incentive Compensation, page 14

4.
We note your response to comment 12 from our letter dated September 21, 2009. For each area of corporate performance selected, please disclose the goals necessary for target payout, how those goals are weighted, your actual results under those goals, and how the amount paid to each executive officer was ultimately determined. Your response to comment eight indicates that you take into account the "Company's performance against objectives, in particular related to revenue, EBITDA per share, employee compensation cost as compared to revenue," with respect to your CEO and President/Chief Financial Officer, and "revenue growth and profit," with respect to your Senior Vice President of Enterprise Sales and Services. And your response to comment 15 indicates that "each executive has a target bonus level set at the beginning of each year...." However, if your Compensation Committee considers the factors you identified and then makes a subjective determination as to what each executive will receive, please clearly state that fact.

Response:            In future filings, the Company intends to include disclosure substantially similar to what is included below.

“Chief Executive Officer and President/Chief Financial Officer. Each officer’s annual incentive compensation is determined based on peer group data as well as the Company’s performance against objectives, in the following four areas: actual revenue as compared to target revenue; actual EBITDA per share as compared to target EBITDA per share; actual revenue-to-payroll ratio as compared to target revenue-to-payroll ratio; and consumer division actual revenue as compared to consumer division target revenue.  Each of these metrics is weighted equally when calculating the officer’s target bonus amount.  The Compensation Committee can then adjust upward or downward the actual bonus amount paid to each officer, in its discretion.  The Committee typically relies primarily on the calculated bonus recommendation, and applies only limited adjustments in applying discretion to the final incentive payout.

Securities and Exchange Commission
November 25, 2009

Executive Vice President of Marketing, Executive Vice President and GM Technology Operations. While the size of the bonus pool for all executives is based on the Company’s profits as compared to the financial and operating plan, as discussed under “—Role of the Compensation Committee and Executive Officers in Determining Executive Compensation,” the Chief Executive Officer and the President/Chief Financial Officer recommend the actual bonus amounts for each of these officers based on qualitative assessments of how the company is performing, particularly in the parts of the overall business that fall within the responsibility of the respective officer.  The Compensation Committee can then adjust upward or downward the actual bonus amount paid to each officer, in its discretion.  The Committee typically relies primarily on the bonus recommendation made by the Chief Executive Officer and the President/Chief Financial Officer, and applies only limited adjustments in applying discretion to the final incentive payout.

Senior Vice President of Enterprise Sales and Services. The officer’s annual incentive compensation is calculated based on the Company’s performance against objectives, in the following three areas: actual revenue for the enterprise portion of the business as compared to target revenue for the enterprise portion of the business; actual revenue for the small business and consumer portions of the business as against target revenue for the small business and consumer portions of the business; and actual revenue-to-payroll ratio for the enterprise portion of the business as compared to target revenue-to-payroll ratio for the enterprise portion of the business.  These metrics are given different weight when calculating the officer’s target bonus amount – specifically, the first metric is given 70% weight, the second metric is given 15% weight and the third metric is also given 15% weight.  The Compensation Committee can then adjust upward or downward the actual bonus amount paid to each officer, in its discretion.  The Committee typically relies primarily on the calculated bonus recommendation, and applies only limited adjustments in applying discretion to the final incentive payout.”

Securities and Exchange Commission
November 25, 2009

Long-term Incentives - Equity-Based Awards, page 14

5.
We note your response to comment 13 from our letter dated September 21, 2009. We note that in your disclosure in response to comment eight that your long-term equity awards are determined based on several factors. Please disclose how the Compensation Committee assesses each factor, including "the Company's performance in the previous year as compared to the financial plan." If the Compensation Committee considers the factors you identified and makes a subjective determination of the amount to award each named executive please indicate this.

Response:           In future filings, the Company intends to include disclosure substantially similar to what is included below.

“The Compensation Committee approves a total pool of equity awards available to grant in a given year, after considering the following factors, in its discretion: potential dilution impact of the equity grants; stock-compensation expense related to the equity grants; and the equity grant history and total outstanding equity amounts of similarly situated companies, to the extent available.  Management considers similarly situated companies to be those with similar market capitalization, revenue levels, and to a lesser extent, similar industry presence and product offerings.

Following the determination by the Compensation Committee of the size of the total pool of equity available for grant in a given year, the Chief Executive Officer and President/Chief Financial Officer make recommendations to the Compensation Committee concerning the allocation of the available pool of equity among specific employees and executive officers, after considering the following factors, in their discretion: existing equity holdings, including vesting status, strike price and quantity; responsibility level of employee; compensation (salary and incentive) structure of the employee; and the desire to allocate equity to those individuals who, by their retention, are expected to drive long term value for the Company.

The Compensation Committee reviews and approves the allocation of individual grants from the approved pool, with heavy reliance on the recommendations of management based on these factors, and then may grant approval or make adjustments in its discretion based on the factors enumerated above, along with more generalized or subjective factors such as employment market conditions and employee retention goals, market norms and general climate for shareholder relations and expectations, dilution and other factors that the Committee may deem appropriate.”

Securities and Exchange Commission
November 25, 2009

* * * * * * * *

The Company hereby acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the 10-K;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K; and

(iii)	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (212) 937-7239.  Thank you.

Very truly yours, /s/ Brian B. Margolis Brian B. Margolis

Enclosures

cc:	Robert P. LoCascio (LivePerson, Inc.)
Monica L. Greenberg, Esq. (LivePerson, Inc.)